Exhibit 99.1

News Release

AIR CANADA REPORTS THIRTEENTH CONSECUTIVE MONTH OF RECORD LOAD FACTORS FOR APRIL

•	Domestic passenger load factor at 82.0% - highest ever for April
•	System passenger load factor at 80.5% - highest ever for April

MONTRÉAL, May 5, 2005 - Air Canada reported a system load factor of 80.5 percent in April 2005, the highest ever for April. The mainline carrier flew 4.7 percent more revenue passenger miles (RPMs) in April 2005 than in April 2004, according to preliminary traffic figures. Overall, capacity increased by 1.1 percent, resulting in a load factor of 80.5 percent, compared to 77.7 percent in April 2004; an increase of 2.8 percentage points. In the domestic market, capacity decreased by 1.7 percent and traffic increased by 4.7 percent resulting in a domestic load factor of 82.0 percent - a 5.0 percentage point increase year over year.

Jazz, Air Canada’s regional airline subsidiary, flew 17.0 percent more revenue passenger miles in April 2005 than in April 2004, according to preliminary traffic figures. Capacity increased by 1.4 percent, resulting in a load factor of 70.5 percent, compared to 61.1 per cent in April 2004; an increase of 9.4 percentage points.

Domestic traffic, on a combined basis for Air Canada and its regional carrier, Jazz, rose 7.2 percent.

"Our performance in April marked the beginning of a second year of consecutive record load factors with a 2.8 percentage increase over last year’s record for the month,” said Montie Brewer, President and Chief Executive Officer. ”This ongoing strong performance reflects a definite trend towards increasing customer preference for Air Canada over and above the market’s recovery. Air Canada’s employees are winning over more and more customers and I am incredibly proud that again in April they handled record volumes with exceptional operational performance. Air Canada has clearly become the airline of choice for Canadians with the lowest fares to the greatest number of destinations on an everyday basis.”

This discussion contains certain forward-looking statements, which involve a number of risks and uncertainties. As a result of many factors including acts or potential acts of terrorism, international conflicts, government regulations and government mandated restrictions on operations and pricing, fuel prices, industry restructuring, labour negotiations, the economic environment in general including foreign exchange and interest rates, the airline competitive and pricing environment, industry capacity decisions and new entrants as well as external events, actual results could differ from expected results and the differences could be material.

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AIR CANADA MAINLINE (Includes Jetz)
		APRIL			YEAR-TO-DATE
		2005	2004	Change	2005	2004	Change
Traffic (RPMs millions)		3,382	3,230	+4.7%	13,494	12,878	+4.8%
Capacity (ASMs millions)		4,200	4,155	+1.1%	17,084	17,251	-1.0%
Load Factor		80.5%	77.7%	+2.8 pts	79.0%	74.7%	+4.3 pts
	RPMs	1,005	960	+4.7%	3,790	3,701	+2.4%
Canada	ASMs	1,225	1,246	-1.7%	4,818	5,015	-3.9%
	Load Factor	82.0%	77.0%	+5.0 pts	78.7%	73.8%	+4.9 pts
	RPMs	549	546	+0.5%	2,456	2,458	-0.1%
U.S. Transborder	ASMs	740	799	-7.4%	3,256	3,610	-9.8%
	Load Factor	74.2%	68.3%	+5.9 pts	75.4%	68.1%	+7.3 pts
	RPMs	818	791	+3.4%	2,908	2,806	+3.6%
Atlantic	ASMs	943	893	+5.6%	3,532	3,550	-0.5%
	Load Factor	86.7%	88.6%	-1.9 pts	82.3%	79.0%	+3.3 pts
	RPMs	668	616	+8.4%	2,516	2,332	+7.9%
Pacific	ASMs	830	791	+4.9%	3,115	2,966	+5.0%
	Load Factor	80.5%	77.9%	+2.6 pts	80.8%	78.6%	+2.2 pts
	RPMs	342	317	+7.9%	1,824	1,581	+15.4%
Other & Charter	ASMs	462	426	+8.5%	2,363	2,110	+12.0%
	Load Factor	74.0%	74.4%	-0.4 pts	77.2%	74.9%	+2.3 pts

AIR CANADA REGIONAL (Jazz)
	APRIL			YEAR-TO-DATE
	2005	2004	Change	2005	2004	Change
Traffic (RPMs millions)	158	135	+17.0%	607	525	+15.6%
Capacity (ASMs millions)	224	221	+1.4%	867	887	-2.3%
Load Factor	70.5%	61.1%	+9.4 pts	70.0%	59.2%	+10.8 pts

Contacts:	Isabelle Arthur (Montréal)	(514) 422-5788
	Laura Cooke (Toronto)	(416) 263-5576
	Angela Mah (Vancouver)	(604) 270-5741
Internet:	aircanada.com